Exhibit 18.1

PREFERABLE ACCOUNTING PRINCIPLES LETTER FROM PRICEWATERHOUSECOOPERS LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, DATED JULY 26, 2010

Board of Directors

Equinix, Inc.

301 Velocity Way

Foster City, California 94404

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. Note 4 therein describes a change in accounting principle related to the change in timing of the Company’s annual goodwill impairment testing date from August 31 to November 30 of each year for the European region and from December 31 to November 30 of each year for the Asia-Pacific region. It should be understood that the preferability of one acceptable method of accounting over another for a change in the annual goodwill impairment testing date has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 205, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2009. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP